EXHIBIT 99.1

                                                                    NEWS RELEASE

CONTACT:

                  Ching Lung Po
                  China Natural Resources
                  Room 2105, West Tower, Shun Tak Center
                  200 Connaught Road C
                  Sheung Wan, Hong Kong
                  011-852-2810-7205



 CHINA RESOURCES DEVELOPMENT, INC. CHANGES ITS CORPORATE DOMICILE, STOCK SYMBOL
                                AND COMPANY NAME

         BRITISH VIRGIN ISLANDS - NOVEMBER 24, 2004 - China Resources Development, Inc. (Nasdaq:CHRB) today announced it has completed a merger with its wholly owned subsidiary Billion Luck Company Ltd. As a result of this transaction, the company has changed its name to China Natural Resources and changed place of incorporation to the British Virgin Islands from the state of Nevada and now trades under a new stock symbol on the Nasdaq Small Cap Market, CHNR.

ABOUT THE COMPANY

         China Natural Resources is primarily an integrated marketing company providing advertising and promotional services to clients in diverse industries, including technology, new media, healthcare and consumer goods.

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